Exhibit 12.1

CapLease, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges

(dollars in thousands)	Three Months Ended March 31,
	2013	2012
Earnings:
Net income	$2,040	$2,057
Interest expense	16,776	16,978
Less: Interest capitalized during the period Note (A)	(479)	–
Portion of rental expense representing interest	31	19
Total earnings	$18,368	$19,054

Fixed Charges:
Interest expense	$16,776	$16,978
Interest capitalized during the period	479	-
Portion of rental expense representing interest	31	19
Total	$17,286	$16,998

Ratio of Earnings to Fixed Charges	1.06	1.12

CapLease, Inc. and Subsidiaries
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	Three Months Ended March 31,
	2013	2012
Earnings:
Net income	$2,040	$2,057
Interest expense	16,776	16,978
Less: Interest capitalized during the period Note (A)	(479)
Portion of rental expense representing interest	31	19
Total earnings	$18,368	$19,054

Combined Fixed Charges and Preference Dividends:
Interest expense	$16,776	$16,978
Interest capitalized during the period	479
Portion of rental expense representing interest	31	19
Preferred Stock Dividends	3,538	1,627
Total	$20,824	$18,625

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.88	1.02

Note (A) Interest capitalized during the period is deducted because fixed charges includes all interest, whether capitalized or expensed.
Only fixed charges that were deducted from income should be added back in the earnings computation.